Exhibit 99.2

OZON HOLDINGS PLC 2-4 Arch. Makarios III Avenue, Capital Center, 9th Floor, 1065, Nicosia, Cyprus +357 22 360000, ww.ozon.ru

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

of OZON HOLDINGS PLC

Distributed electronically to:

All the shareholders of Ozon Holdings PLC

The Auditors:

KPMG Limited

JSC KEPT

November 18, 2022

We hereby inform you that the Annual General Meeting of shareholders (the “Meeting”) of OZON HOLDINGS PLC (the “Company”) for 2022 will be held at the Company’s Registered Office (2-4 Arch. Makarios III Avenue, Capital Center, 9th Floor, 1065, Nicosia, Cyprus) on Tuesday, December 20, 2022 at 10 a.m. (EET) Cyprus time.

The following agenda items are proposed for consideration and, if thought proper, for approval by the shareholders of the Company:

1. APPROVAL OF THE COMPANY’S AUDITED CONSOLIDATED AND STANDALONE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021, TOGETHER WITH THE RESPECTIVE INDEPENDENT AUDITORS’ REPORTS AND THE MANAGEMENT REPORTS WHERE APPLICABLE

On the recommendation of the Audit Committee, the Board of Directors (“Board”) has considered, approved and recommends to the Meeting to consider and adopt:

(i)

the Company’s audited consolidated financial statements for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) and audited in accordance with the standards of PCAOB, together with the Report of Independent Registered Public Accounting Firm and the Management Reports thereon;

(ii)

the Company’s audited consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as adopted by the European Union, and the requirements of the Cyprus Companies Law, Cap. 113 and audited in accordance with the International Standards on Auditing (“ISA”), including the management report thereon, and together with the Independent Auditors’ Report thereon;

(iii)

the Company’s standalone financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113 and audited in accordance with the ISA, including the management report thereon, and together with the Independent Auditors’ Report thereon;

and to authorize any Director and/or the Secretary of the Company to proceed with the filing of respective annual returns for the year 2021 with the Department of Registrar of Companies and Official Receiver, if required.

2. APPOINTMENT OF THE COMPANY’S AUDITORS

On the recommendation of the Audit Committee, the Board recommends to the Meeting to (i) re-appoint KPMG Limited (Cyprus) and JSC KEPT (Russia) (“Auditors”) as the Auditors of the Company for the period commencing from the conclusion of the Meeting until the conclusion of the next following annual general meeting of shareholders of the Company and to (ii) authorize the Board to fix the Auditors’ remuneration at its discretion.

3. RE-ELECTION OF DIRECTORS

On the recommendation of the Nominating Committee (other than for the Directors in 3b, 3c, 3d, who under the Company’s Articles of Association are appointed and nominated by the respective holders of the Class A Shares) and based on rotation rules set out in the Company’s Articles of Association, the Board recommends to the Meeting to re-elect (with the rest of the Directors continuing their directorship as is):

3a. Mr. Igor Gerasimov, as an Executive Director;

3b. Ms. Elena Ivashentseva, as a Non-Executive Director;

3c. Mr. Dmitry Kamensky, as a Non-Executive Director; and

3d. Mr. Alexey Katkov, as a Non-Executive Director.

RECORD DATE

Only the holders of Ordinary shares and Class A shares in the Company whose names are registered in the Register of Members of the Company at the close of business as of November 21, 2022 are entitled to attend and vote at the Meeting, either personally (through an authorised representative) or by proxy, and such proxy need not be a shareholder of the Company.

PROXY AND AUTHORISATION

Shareholders appointing a proxy/authorised representative shall make such appointment in writing under the hand of the appointor or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised and shall be made in the form as attached hereto as Appendix A or a form as near thereto as circumstances admit.

The original of any instrument of proxy/authorisation or its notarised copy shall be deposited at the Company’s registered office at: 2-4 Arch. Makarios III Avenue, Capital Center, 9th Floor, 1065, Nicosia, Cyprus, and a copy of such instrument of proxy shall be delivered to the Company by electronic mail, to corporateoffice@corp.ozon.com

The proxies/authorisations can be submitted at any time before the commencement of the Meeting.

VOTING

According to Regulation 61 of the Company’s Articles of Association, every shareholder present in person or by proxy shall have one (1) vote, and on a poll, every shareholder shall have one (1) vote for each share of which he is the holder.

ADDITIONAL DIRECTOR NOMINATIONS

According to regulation 81A(a) of the Articles of Association of the Company, holders of at least 10% of the Ordinary shares (including Ordinary shares represented by Depositary Receipts), other than any holder of Class A shares, shall have a right to nominate one (1) candidate for election as Director by giving notice in writing to the Company not less than twenty-five (25) calendar days before the date of the Meeting.

If the Company receives notice of any candidate for election pursuant to regulation 81A(a), then each such candidate shall be screened by the Nominating Committee and, subject to the approval of the Nominating Committee, shall be included in the final slate of nominees to be voted on at the Meeting.

If any candidates nominated pursuant to regulation 81A(a) are approved by the Nominating Committee, then an updated agenda containing the final slate of nominees to be voted on at the Meeting will be circulated at least fifteen (15) calendar days prior to the date of the Meeting.

MATERIALS

Copies of materials related to the Meeting, including this notice of the Meeting, forms of instruments appointing proxy/authorised representative are available for no charge in electronic form on the Company’s website: https://ir.ozon.com/shareholder_information/#annual_general_meeting

INFORMATION FOR ADS HOLDERS

For determination of holders of the American Depositary Shares of the Company (the “ADSs”) who shall be entitled to receive information and materials of the Meeting and give instructions for the exercise of any voting rights, the record date is set as November 21, 2022.

The ADSs holders shall exercise their voting rights in accordance with relevant provisions of the Deposit Agreement dated 23 November 2020, of which a copy is available for no charge at: https://sec.report/Document/1822829/000119312520295876/d29162dex41.htm

To be distributed electronically.

___________________________________________

BY THE ORDER OF THE BOARD

Stelios Triantafyllides

on behalf of

A.T.S. Services Limited

Secretary of Ozon Holdings PLC

APPENDIX A – FORMS OF PROXY AND AUTHORISATION

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FORMS OF PROXY/AUTHORISATION

PROXY – ANNUAL GENERAL MEETING – DECEMBER 20, 2022 – OZON HOLDINGS PLC

Shareholders who are not able to attend the Annual General Meeting on Tuesday, December 20, 2022 at 10 a.m. (EET) Cyprus time at 2-4 Arch. Makarios III Avenue, Capital Center, 9th Floor, 1065, Nicosia, Cyprus may be represented by way of proxy, in which case this proxy form may be used.

The undersigned shareholder in OZON HOLDINGS PLC hereby appoints:

☐	1. the Chairperson of the Annual General Meeting
☐	2. ______________________________________________________________________ with
Passport	/ ID number ___________________________

or failing him/her, _________________________________________________________ with

Passport / ID number ___________________________

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of OZON HOLDINGS PLC to be held on December 20, 2022, and at any adjournment of the meeting.

We desire our proxy to vote on the resolutions proposed to be submitted as follows and if expedient to demand a poll:

AGENDA ITEM	For	Against	Abstained

1. Approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2021, together with the respective independent auditors’ reports and the management reports where applicable.

2. Appointment of the Company’s auditors
3. Re-election of Directors:
3a. To re-elect Mr. Igor Gerasimov, as Executive Director
3b. To re-elect Ms. Elena Ivashentseva, as Non-Executive Director	Only Class A shareholders are entitled to vote on these resolutions*
3c. To re-elect Mr. Dmitry Kamensky, as Non-Executive Director
3d. To re-elect Mr. Alexey Katkov, as Non-Executive Director

In the absence of instructions, our proxy may vote or abstain from voting as she/he thinks fit on any other matter which may properly come before the meeting.

Number of shares: _____________

The name and address of the shareholder:

_________________________________________________________________________________

(please use capital letters)

___________________________

Date

___________________________

Place

___________________________

Signature

*

Class A shareholders are requested to present evidence of their holding of ordinary shares and ADSs in the Company as at the date of the AGM to confirm their rights pursuant to Regulations 75A and 75B of the Articles of Association of the Company.

AUTHORISATION FORM – ANNUAL GENERAL MEETING – DECEMBER 20, 2022– OZON HOLDINGS PLC

Shareholders who are legal entities may use this form to appoint their authorised representative.

We, the undersigned shareholder in OZON HOLDINGS PLC hereby appoint                                                           with Passport / ID number                                                 or failing him/her,                                                                                        with Passport / ID number

as our authorised representative to vote in our name and on our behalf at the Annual General Meeting of OZON HOLDINGS PLC to be held on December 20, 2022, and at any adjournment of the meeting.

We desire our authorized representative to vote on the resolutions proposed to be submitted as follows and if expedient to demand a poll:

AGENDA ITEM	For	Against	Abstained

1. Approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2021, together with the respective independent auditors’ reports and the management reports where applicable.

2. Appointment of the Company’s auditors
3. Re-election of Directors:
3a. To re-elect Mr. Igor Gerasimov, as Executive Director
3b. To re-elect Ms. Elena Ivashentseva, as Non-Executive Director	Only Class A shareholders are entitled to vote on these resolutions*
3c. To re-elect Mr. Dmitry Kamensky, as Non-Executive Director
3d. To re-elect Mr. Alexey Katkov, as Non-Executive Director

In the absence of instructions, our authorized representative may vote or abstain from voting as she/he thinks fit on any other matter which may properly come before the meeting.

Number of shares: _____________

The name and address of the shareholder:

_________________________________________________________________________________

(please use capital letters)

___________________________

Date

___________________________

Place

___________________________

Signature

*

Class A shareholders are requested to present evidence of their holding of ordinary shares and ADSs in the Company as at the date of the AGM to confirm their rights pursuant to Regulations 75A and 75B of the Articles of Association of the Company.